SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

X Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

For the fiscal year ended December 31, 2004

Or

___ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from ____________ to ____________

Commission file number 1-5911

A. Full title of the plan and the address of the plan, if different from that of the issuer named below Spartech Polycom, Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office Spartech Corporation, 120 S. Central Avenue, Suite 1700, Clayton, Missouri 63105

Spartech Polycom, Inc. 401(k) Profit Sharing Plan

FORM 11-K

Financial Statements.

The Plan's audited statements of net assets available for benefits as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years ended December 31, 2004 and 2003.

Exhibits.

23.1-- Consent of Ernst & Young LLP, Independent Auditors

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARTECH POLYCOM, INC.
401(k) PROFIT SHARING PLAN

Date June 29, 2005

Patricia F. Parrucci
National City Bank
Trustee

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARTECH POLYCOM, INC.
401(k) PROFIT SHARING PLAN

Date June 29, 2005

By /S/Patricia F. Parrucci
Patricia F. Parrucci
National City Bank
Trustee

FINANCIAL STATEMENTS

Spartech Polycom, Inc. 401(k) Profit Sharing Plan
Years Ended December 31, 2004 and 2003
With Report of Independent Auditors

Spartech Polycom, Inc.
401(k) Profit Sharing Plan

Financial Statements

Years Ended December 31, 2004 and 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222

Phone: (412) 644-7800
www.ey.com

Report of Independent Public Accounting Firm

The Plan Administrator
Spartech Polycom, Inc.
401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Spartech Polycom, Inc. 401(k) Profit Sharing Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

March 29, 2005

Spartech Polycom, Inc.
401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31 2004	December 31 2003
Assets		
Investments at fair value:		
Shares of registered investment companies:		
ARMADA Government Money Market Fund	$ –	$ 1,003,215
Income Advantage Fund	**976,482**	–
Janus Worldwide Fund	–	2,074,756
Oppenheimer Global Fund	**2,304,455**	–
Putnam New Opportunities Fund Class M	**1,636,287**	1,562,069
Putnam Growth & Income Fund	**1,091,420**	962,032
AIM Balanced Fund Class A	–	497,362
American Balanced Fund	**580,315**	–
ARMADA S&P 500 Index Fund	**1,989,378**	1,971,746
MFS Value Fund Class A	**84,077**	12,250
Massachusetts Investors Growth Stock Fund	**79,360**	10,159
American Century Equity Income Fund/Adv	**13,226**	21,419
Federated Mid-Cap Index Fund	**123,113**	8,321
ARMADA Small Cap Value Fund	**289,418**	115,497
Spartech Corporation Common Stock Fund	**1,325,980**	1,247,662
Participant loans	**259,927**	190,031
Total investments	**10,753,438**	9,676,519
Employer contribution receivable	**5,703**	3,505
Employee contributions receivable	**24,695**	15,376
Net assets available for benefits	**$ 10,783,836**	$ 9,695,400

See accompanying notes.

Spartech Polycom, Inc.
401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31	
	2004	**2003**
Additions		
Investment income:		
Interest and dividend income	**$ 181,371**	$ 104,281
Net appreciation in fair value of investments	**794,844**	1,711,605
Contributions:		
Employee	**583,375**	596,514
Employer	**117,676**	137,306
Total additions	**1,677,266**	2,549,706
Deductions		
Payments to participants	**(582,669)**	(931,915)
Other	**(6,161)**	(3,322)
Net increase	**1,088,436**	1,614,469
Net assets available for benefits, beginning of year	**9,695,400**	8,080,931
Net assets available for benefits, end of year	**$ 10,783,836**	$ 9,695,400

See accompanying notes.

Spartech Polycom, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2004 and 2003

1. Description of Plan

The following description of the Spartech Polycom, Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement and the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan covered substantially all full-time nonunion employees of Spartech Polycom, Inc. (the Company) who had six months of service and were age twenty-one (21) or older. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On December 22, 2004, as permitted by the plan document, the Board of Directors of Spartech Polycom, Inc. passed a resolution to merge the Plan with the Spartech Corporation 401(k) Savings and Investment Plan, effective January 1, 2005. As of January 1, 2005, all participants of the Plan became participants of the Spartech Corporation 401(k) Savings and Investment Plan.

Contributions

Employees could elect to defer up to 10% of their compensation, as defined in the Plan, in 1% increments subject to Internal Revenue Code limitations.

Effective October 1, 2002, participants could no longer invest more than 50% of their voluntary contributions in the Spartech Corporation Common Stock Fund. In addition, employees could no longer make transfers from other investment funds into the Spartech Corporation Common Stock Fund.

The Company elected to match $.25 for each dollar contributed by participants up to 6% of their annual deferral. In addition, the Company could also make an annual profit sharing contribution to the Plan, the amount of which was determined by the Company's Board of Directors. There was no annual profit sharing contribution in 2004 and 2003.

All contributions, including the employer contributions to the Plan, were participant-directed.

1. Description of Plan (continued)

Participant Accounts

Each participant's account was credited with the participant's contribution and an allocation of (a) the Company's contribution, (b) plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations were based on participants' earnings or account balances, as defined. The benefit to which a participant was entitled was the benefit that could be provided from the participant's account.

Vesting

Participants were immediately 100% vested in their elective contributions plus actual earnings. Vesting in the profit sharing and matching contributions were based on years of service as follows:

Year	Percentage
1	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Withdrawals and Loans

The Plan permitted hardship withdrawals and loans subject to provisions of the Plan.

Payment of Benefits

Upon termination of service, a participant could elect to receive either a lump-sum payment or a direct rollover or a combination of the two, equal to the value of his or her account.

2. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

The Plan's investments are stated at fair value. The shares of registered investment companies and Spartech Corporate Stock are valued at quoted market prices. The participant loans are valued at their outstanding balances, which approximate fair value.

Transactions with Parties-in-Interest

Fees paid for trustee, accounting, and other services rendered by parties-in-interest were paid by the Company.

3. Investments

The net appreciation or (depreciation) in investments by investment type is summarized as follows:

	Net Change in Fair Values for December 31 2004	2003
Investments at fair value as determined by quoted market price:		
Spartech Corporation Common Stock Fund	**$ 125,571**	$ 226,325
Registered investment companies	**669,273**	1,485,280
Net change in fair value	**$ 794,844**	$ 1,711,605

4. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated January 27, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31	
	2004	**2003**
Net assets available for benefits per the financial statements	**$ 10,783,836**	$ 9,695,400
Amount transferred to another plan January 1, 2005	**(10,783,836)**	–
Net assets available for benefits per the Form 5500	**$ –**	$ 9,695,400

The following is a reconciliation of transfers to another plan per the financial statements to the Form 5500 for the year ended December 31, 2004:

Transfers to another plan per the financial statements	$ –
Add: Amount transferred to another plan January 1, 2005	10,783,836
Transfers to another plan per the Form 5500	$ 10,783,836

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-30878) pertaining to the Spartech Polycom, Inc. 401(k) Profit Sharing Plan of our report dated March 29, 2005, with respect to the financial statements of the Spartech Polycom, Inc. 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Ernst & Young LLP

Pittsburgh, Pennsylvania
June 23, 2005.